May 13, 2019

Dennis Vadura
Chief Executive Officer
Badu Holdings, Inc.
2640 Main Avenue
Irvine, California 92614

       Re: Badu Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 1, 2019
           CIK No. 0001766878

Dear Mr. Vadura:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 5, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors
We are an "emerging growth company" and the reduced disclosure requirements applicable to
"emerging growth companies" may..., page 11

1. We note your revised disclosures in response to prior comment 14. Please further revise this risk factor to clearly state that you have chosen to take advantage of the extended transition period for complying with new or revised accounting standards and that as a result, your financial statements may not be comparable to companies that comply with public company effective dates. In addition, please indicate the status of your election on the cover page with the following disclosure: "If an emerging growth company, indicate
 Dennis Vadura
FirstName LastNameDennis Vadura
Badu Holdings, Inc.
Comapany NameBadu Holdings, Inc.
May 13, 2019
May 13, 2019 Page 2
Page 2
FirstName LastName
         by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section
         7(a)(2)(B) of the Securities Act."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25

2. Please include a risk factor discussing the material risks related to your default of the
         $500,000 unsecured convertible note and the impact to your liquidity and capital resources if you are unable to negotiate a forbearance and note extension agreement. When available, please summarize the material terms of the note extension agreement and file the agreement as an exhibit to the registration statement.
Business
Customers, page 29

3.       We note your revised disclosures in response to prior comments 3 and
4. Please provide
         similar disclosures for each period in which annual audited financial statements are provided. Also, revise your segment footnote to separately disclose the amount, or percentage, of revenue from each of your significant customers pursuant to ASC 280-10-
         50-42. Lastly, revise your risk factor disclosures on page 6 to address that fact that you rely on only three customers for over 80% of your revenues. Competition, page 31

4. We note your response to prior comment 5. Please revise your disclosure to more clearly attribute to the company your statement that "the Badu Networks solutions increases throughout optimization by a much larger percentage." For example, you may attribute to the company by stating that "the company believes," "we believe," or "management believes." In this regard, we note that the support you provided includes the company's
         "internal testing" and "feedback from [the company's] customers." Description of Securities
Our Bylaws, page 41

5. We note your response to prior comment 7 and your revised disclosure that
         "[n]otwithstanding the forum provisions of our bylaws, with respect to actions brought to enforce any duty or liability created by the Exchange Act of 1934... the Exchange Act provides that federal district courts have exclusive jurisdiction." Please disclose whether this provision will apply to actions arising under the Securities Act. In this regard, Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision will apply to Securities Act claims, please revise your prospectus to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations
 Dennis Vadura
Badu Holdings, Inc.
May 13, 2019
Page 3
       thereunder. If this provision will not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in the bylaws state this clearly.
Recent Sales of Unregistered Securities, page II-1

6. We note your response to prior comment 10. Please provide the disclosure required by
       Item 701 of Regulation S-K for the January 1, 2019 through April 22, 2019 equity offering where the company received cash proceeds of $250,000 for 250,000 shares of common stock to be issued.
       You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.



                                                              Sincerely,

FirstName LastNameDennis Vadura                               Division of
Corporation Finance
                                                              Office of
Information Technologies
Comapany NameBadu Holdings, Inc.
                                                              and Services
May 13, 2019 Page 3
cc:       Louis A. Brilleman
FirstName LastName